

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

John Hilburn Davis
President and Chief Executive Officer
Digital Brands Group, Inc.
4700 South Boyle Avenue
Vernon, California 90058

> **Re: Digital Brands Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 31, 2020**
> **CIK No. 0001668010**

Dear Mr. Davis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 31, 2020

The Offering, page 13

1. Please define the terms of the "Debt Conversion" in your prospectus, summary financial data and elsewhere in your filing as applicable.

Risk Factors, page 18

2. Please revise your risk factor disclosure so that risks you have actually encountered are not presented as purely hypothetical. For example, your risk factors "*Widespread outbreak of an illness or any other public health crisis, including the recent coronavirus (COVID-19) global pandemic…*" and *"Our operations are currently dependent on..."* suggest that COVID-19 *could* affect your business in a number of ways, but you do not

provide specific details regarding your store closures, supply and delivery disruptions, furloughs, the impact on your net sales, or specific costs related to supply chain disruptions and measures designed to ensure the health, safety and well-being of your employees that are discussed elsewhere in your prospectus. In addition, your risk factor "*We may not be able to generate sufficient cash to service all of our debt...*" mentions the possibility of defaulting on your credit facility but does not mention that you are actually in default on all loans under your credit facility, as disclosed in Management's Discussion and Analysis.

Our officers and directors and the equity interest holder of H&J and their affiliates will exercise significant control over us, page 34

3.   We note the disclosure in your Principal Stockholders table on page 98 that your executive officers, directors and the equity interest holder of H&J and their affiliates will beneficially own approximately 51% of your outstanding common stock after the offering. Please reconcile that disclosure with your disclosure here that such parties will own approximately 39% of your outstanding common stock. In addition, please disclose the percentage of voting power this group will control upon completion of the offering on your prospectus cover and in your prospectus summary and revise your risk factors accordingly.

Purchasing shares of our common stock in this offering will result in an immediate and substantial dilution, page 36

4.   We note your disclosure on page 84 that if the company does not meet certain market capitalization requirements, the pre-acquisition equity holders of Bailey and H&J will be entitled to additional shares of your common stock to make up the difference. Please include a discussion of these potential additional issuances in this risk factor.

Use of Proceeds, page 40

5.   Please revise to state the maturity date of the 2019 convertible debt. In addition, as you currently do not have specific plans for the use of a significant portion of the proceeds from this offering, please discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Capitalization, page 42

6.   Please double underline cash and cash equivalents to clarify that such amounts are not included in your total capitalization.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Business Overview, page 50</u>

7.   We note your reference to certain metrics used in evaluating your performance, such as Lifetime Value (LTV), Closet Share and Average Order Value (AOV). To give investors more context, please include disclosure clearly defining these metrics, how management uses such metrics, and why management believes these metrics are helpful.

8.   We note per page 76 that the ACE Studios brand will be rolled out in the second quarter of 2021; however, your website states that you launched this brand in December 2018, and throughout the filing we note that you are currently offering these products. Please revise or advise.

<u>Digital Brands Group, Inc. - Pro Forma Combined</u>
<u>Unaudited Pro Forma Combined Results of Operations for the Digital Brands Group - For the Year Ended December 31, 2019, page 58</u>

9.   We note the results of operations discussion based on Pro Forma Combined results which appears to combine financial results for the three entities. Please note that this discussion should supplement discussions of the historical financial information required by Rule 303 of Regulation S-K and should therefore not be presented with greater prominence. Additionally, this discussion should be based on the pro forma financial information presented in accordance with Article 11 of Regulation S-X, and therefore, disclosure should be provided explaining how the pro forma presentation was derived (reflecting the adjustments), why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Please revise.

<u>Liquidity, page 61</u>

10.   Please tell us and disclose how you intend to cure the loans in default under your senior credit agreement, and what additional external or internal sources of financing are available to the company to meet its working capital needs and other financial obligations for the next twelve months. Refer to Item 303(a)(1) of Regulation S-K.

<u>Capital Resources, page 62</u>

11.   We note your disclosure on page 18 that you "anticipate [y]our operating expenses will increase substantially in the foreseeable future as [you] undertake the acquisition and integration of different brands, incur expenses associated with maintaining compliance as a public company, and increased marketing and sales efforts to increase [y]our customer base," as well as your plans for expansion discussed throughout the Business section. So that investors understand the magnitude of future investments and expenditures, please disclosure any material trends in such expenditures, to the extent practicable. Refer to Item 303(a)(2) of Regulation S-K. Please also specify what you mean by "near term" as it relates to your ability to fund your operations.

Results of Operations, page 63

12.   Please expand your results of operations discussions to more fully explain the factors underlying changes in amounts between periods. To the extent that changes are attributable to changes in prices or volume, or the introduction of new products, include this in your discussion. Refer to Item 303(a)(3) of Regulation S-X and SEC Release No. 33-8350.

Business
Sales and Distribution, page 78

13.   We note your disclosure that Bailey products are "distributed through 130+ doors at major department stores, over 950 points of sale at boutique stores and major e-commerce wholesale customers." Please include a discussion of the material terms of these arrangements with third party distributors.

Compensation of Directors, page 93

14.   We note your disclosure that directors serving at the completion of this offering will granted options to purchase 25,000 shares of common stock, and that your board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of your company. Please disclose your director compensation policy going forward, including whether you intend to pay any cash retainers or intend to make any annual equity grants.

Certain Relationships and Related Person Transactions, page 96

15.   Please disclose the names of the current and former officers, managing members, and majority owners with whom the company has engaged in related party transactions you have disclosed here. Refer to Item 404(a)(1) of Regulation S-K.

Material U.S. Federal Income Tax Considerations For Non-U.S. Holders, page 106

16.   Please include a description of the tax considerations with respect to the warrants you are registering in connection with this offering, or tell us why you do not believe such disclosure is unnecessary.

Denim.LA, LLC Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018
Report of Independent Registered Public Accounting Firm, page 2

17.   Please have your auditors revise their report to reference the standards of the PCAOB rather than only the auditing standards. Refer to PCAOB Auditing Standards (AS) 3101.09.c.

Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Segments, page 8

18. We note that each brand's executive team will continue to operate separately. Please provide the disclosures required by ASC 280-10-50-21, including your basis of organization and whether you are organized on a brand basis.

Revenue Recognition, page 11

19. Please revise to reflect the correct adoption date of the new revenue standard (ASC 606).

Note 9 - Subsequent Events, page 86

20. Please explain and disclose how you intend to account for the acquisition of Harper and Jones, LLC (H&J) that will close concurrently with the closing of this offering. In your response, tell us under what conditions the transaction would be terminated and/or revised if the initial public offering is not completed.

Exhibits

21. Please confirm you intend to file your merger agreement with H&J, your material debt agreements, your 2020 and 2013 incentive plan and related form documents, any material agreements with manufacturers, suppliers, subsidiaries and customers, and your list of subsidiaries. Refer to Item 601(b) of Regulation S-K.

General

22. Please provide separate pro forma financial information for any of the conditions listed in Rule 11-01 of Regulation S-X pursuant to Rule 8-05(a) of Regulation S-X, including but not limited to the acquisition of Bailey 44, Inc. and the pending acquisition of Harper and Jones, LLC. Please refer to Rule 8-05(b) of Regulation S-X, which refers to Rule 11-02 of Regulation S-X, for guidance on form requirements and pro forma adjustments to historical results, to include Rule 11-02(b)(4) with regard to the presentation of multiple transactions.

23. We note that the exclusive forum provision in your second amended and restated certificate of incorporation will not apply to claims under the Securities Act or Exchange Act. Please ensure that the provision states that it does not apply to federal securities law claims, or tell us how you will make future investors aware of the provision's limited applicability (for example, the disclosure will be made in future Exchange Act reports).

You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas Poletti